 Global Cosmetics Inc.

Pavilion, 96 Kensington High Street, London, W8 4SG

Via EDGAR

January 23, 2017

Securities and Exchange Commission

Washington, DC 20548

Attention: Pam Long

Re:	Global Cosmetics Inc.
Registration Statement on Form S-1
Filed May 2, 2016
File No. 333-211050

Dear Ms. Long:

On January 23, 2017, Global Cosmetics Inc. (the “Company”) filed Amendment No. 5 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2016, (collectively, the “Registration Statement”).

The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated January 23, 2017 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

Dilution, page 21

1. We note your updated disclosure on page 22 that the net tangible book value per share of your existing stockholders will be increased by $0.0281 per share without any additional investment on their part as a result of this offering. Your disclosures indicate that the existing book value per share as of September 30, 2016 is ($0.0148) per share. Based on our recalculation, it would appear that the existing book value per share as of September 30, 2016 before the offering is ($0.0215). Our recalculation of the book value per share as of September 30, 2016 is based on the ($95,426) net tangible book value as of September 30, 2016 divided by the 4,444,444 shares outstanding prior to the offering. Furthermore, based on our recalculations, the existing shareholders would receive an increase of $0.0114 in their book value per share. Our recalculation is based on adding the final book value per share of $0.0101 per share after the offering to the existing book value per share of ($0.0215) as of September 30, 2016. Please revise or advise.

Company Response: The Amendment has been revised to address this comment

2. We note your updated scenario disclosures on page 22 assuming a 75% offering, a 50% offering and a 25% offering. Based on our recalculations, it would appear that the net tangible book values after this offering should be $74,574 in a 75% offering, $14,574 in a 50% offering and ($45,426) in a 25% offering based on taking the net proceeds disclosed on page 21 and adding back the ($95,426) net tangible book value as of September 30, 2016. Please revise or advise.

Company Response: Upon reviewing your comments we noted that our costs of the offering to date are in fact $20,000 not the $10,000 we anticipated. The Amendment has been revised to address this comment and reflect the increase costs incurred.

Item 16. Exhibits, page 41

3. Please include the copy of the auditor’s consent as an exhibit in your next amendment. Refer to Item 601 of Regulation S-K.

Company Response: The Amendment has been revised to address this comment

Sincerely,

Global Cosmetics Inc.

/s/ Benjamin Ridding
By:	Benjamin Ridding
Chief Executive Officer